EXHIBIT 99.1

Equinor ASA: Notifiable trading

On behalf of Equinor (OSE: EQNR, NYSE: EQNR), DNB has on 14 January 2022 purchased 439,542 shares for use in the group's Share saving plan.

The shares have been acquired at a price of NOK 254.69 per share.

Before distribution to the employees, the Share saving plan has 12,550,646 shares.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act